June 14, 2005



Ms. Courtney Cowgill
Chief Financial Officer
Oceanic Exploration Company
7800 East Dorado Place, Suite 250
Englewood, CO 80111


	Re:	Oceanic Exploration Company
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 24, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 12, 2005
		File No. 1-08521


Dear Ms. Cowgill:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended December 31, 2004

Description of Business

Discontinued Operations - Sale of Alliance Employment Services
Division

1. We note that you sold the assets comprising the Alliance
Staffing
Division to Cordillera, a related party, on June 30, 2003, and that
you are reporting these operations as discontinued.  Please tell us
how you have considered the guidance in paragraph 42(b) of SFAS
144
and EITF 03-13, which allows results of operations of a component of an entity to be classified as discontinued provided you will not have any significant continuing involvement in the operations of the component after the disposal transaction.

2. We note your statement, with respect to your sale of Alliance Staffing Division, that "The loss on the sale included costs from the transaction." Please tell us how you accounted for the sale and explain how you have considered the accounting guidance in paragraphs
11 and D11 through D18 of SFAS 141 for related parties under common control. In addition, please tell us where you have recorded the loss associated with this sale in your Consolidated Statement of Cash
Flows.

Management`s Discussion and Analysis

Liquidity and Capital Resources

3. Please revise your liquidity and capital resources discussion to explain how you intend to fund operations in both the short-term and long-term. Refer to Item 303(a)(1)(i)-(iii) of Regulation S-B.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

4. With assistance from your independent auditor, please tell us how your auditor has considered your ability to continue as a going concern, as required by AU Section 341.

Consolidated Balance Sheets

5. We note that you have fully reserved your restricted cash balance of $390,050 because you expect that this cash will be forfeited to pay for legal expenses as part of the Australian litigation. Please support your presentation of the reserve as a contra-cash account or if you believe these restricted funds represent a liability, as defined in paragraph 35 of FASB Statement of Concepts 6, revise your presentation accordingly.

6. We note that your presentation of the line items "Oil and gas property interests, full-cost method of accounting" with a balance of
$39 million and "Less accumulated amortization, depreciation, and impairment allowance" with a balance of $(39) million does not conform to Article 4-10(c)(4)(ii) of Regulation S-X. In this regard, costs capitalized within a cost center in excess of the cost center ceiling should be charged to expense. Please support your inclusion of these line items in your consolidated balance sheets.

Consolidated Statements of Stockholders` Equity

7. Please provide detail in a separate column of the changes in the number of shares of common stock. Refer to paragraph 10 of APB 12 and revise your presentation accordingly.

Consolidated Statements of Cash Flows

8. We note that you have classified the purchase of short-term investments as an investing activity. However, we also note that a portion of your short-term investment balance includes mutual funds that are classified as trading securities. Confirm, if true, that you have complied with paragraph 15 of SFAS 95, which states that "Investing activities exclude ... securities that are classified as trading securities..." or revise your presentation, as appropriate.

Note (1) Accounting Policies

(l) Oil and Gas Properties

9. Please revise your accounting policy note on your oil and gas properties to clearly reflect your current state of operations.

Controls and Procedures

10. We note your reference to Exchange Act Rules 13a-15(c) and
15d-
15(c). This reference is no longer current with the amendments made in conjunction with Release No. 33-8238, effective August 14, 2003.
Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer`s management, including its principal executive and financial officers. Please expand your disclosed definition of "disclosure controls and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), if appropriate, to address this requirement. This comment also applies to your Form 10-QSB for the fiscal quarter ended March
31, 2005.

11. You state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 308(c) of Regulation S-B requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31 and revise your disclosure accordingly.
This comment also applies to your Form 10-QSB for the fiscal quarter ended March 31, 2005.

Exhibit 31

12. We note that the wording of your certification pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. Refer to Item 601(b)(31) of
Regulation S-B for the exact text of the required Section 302 certification and revise as appropriate. In addition, please note that you must provide a separate certification for each principal executive officer and principal financial officer. See Rules 13a-14(A) and 15d-14(a) and revise your certifications accordingly.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Controls and Procedures

13. We note that your certifying officers disclose their
conclusions
as to the effectiveness of your disclosure controls and procedures "Within 90 days prior to the date of this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also Regulation S-B, paragraph 4(c) of Exhibit 31 and revise accordingly.

Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,


      Jill S. Davis
								Branch Chief
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Ms. Cowgill
Oceanic Exploration Company
June 14, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05